UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Inter & Co, Inc.
(Name of Issuer)

Class A Common Shares
(Title of Class of Securities)

G4R20B107
(CUSIP Number)

December 31, 2023**
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]     Rule 13d-1(b)
[    ]     Rule 13d-1(c)
[    ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**This Schedule 13G/A amends and restates the Schedule 13G/A filed on October 10, 2023.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4R20B107	13G/A	Page 2 of 9 Pages
1	NAME OF REPORTING PERSON SQUADRA INVESTMENTS - GESTAO DE RECURSOS LTDA.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 25,341,461
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 28,931,204
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,931,204
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.16%
12	TYPE OF REPORTING PERSON IA

CUSIP No. G4R20B107	13G/A	Page 3 of 9 Pages
1	NAME OF REPORTING PERSON SQUADRA INVESTIMENTOS - GESTAO DE RECURSOS LTDA.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 25,341,461
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 28,931,204
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,931,204
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.16%
12	TYPE OF REPORTING PERSON FI

CUSIP No. G4R20B107	13G/A	Page 4 of 9 Pages
1	NAME OF REPORTING PERSON GUILHERME MEXIAS ACHE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 25,341,461
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 28,931,204
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,931,204
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.16%
12	TYPE OF REPORTING PERSON IN

Item 1(a)	Name of Issuer:

The name of the issuer is Inter & Co, Inc (the “Company”).

Item 1(b)	Address of Issuer's Principal Executive Offices:

The Company’s principal executive offices are located at Avenida Barbacena, No. 1.219, 22nd floor, Belo Horizonte, Brazil 30 190-131.

Item 2(a)	Name of Person Filing:

This statement is filed by:

(i)
SQUADRA INVESTMENTS - GESTAO DE RECURSOS LTDA., a Brazilian limited liability company (LTDA) registered as an investment adviser with the U.S. Securities and Exchange Commission (the “US Investment Manager”); and

(ii)
SQUADRA INVESTIMENTOS - GESTAO DE RECURSOS LTDA., a Brazilian limited liability company (LTDA) registered as an investment adviser with the Securities and Exchange Commission of Brazil (the “Brazil Investment Manager”); and

(iii) Mr. GUILHERME MEXIAS ACHE (“Mr. Ache”).

The US Investment Manager and the Brazil Investment Manager (together, the “Investment Managers”) serve as investment manager of certain investment funds and managed accounts (collectively, the “Funds”).  Mr. Ache serves as the chief executive officer and co-chief investment officer of the Investment Managers.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.  The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock (as defined below) reported herein.

Item 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the business office of each of the Reporting Persons is Av Borges de Medeiros 633/704 – Leblon Rio de Janeiro – RJ – 22430-041 – Brazil.

Item 2(c)	CITIZENSHIP

The Investment Managers are organized under the laws of Brazil. Mr. Ache is a Brazilian citizen.

Item 2(d)	TITLE OF CLASS OF SECURITIES

Class A Common Shares (“Common Stock”)

Item 2(e)	CUSIP NUMBER

G4R20B107

Item 3	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

The US Investment Manager is an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).  The Brazil Investment Manager is a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).  Mr. Ache (an individual who may be deemed to control the Investment Managers) is a Control Person, in accordance with § 240.13d-1(b)(1)(ii)(G).

Item 4	OWNERSHIP:

The percentages used herein and in the rest of this Schedule 13G/A are calculated based upon the 284,765,936 shares of Common Stock issued and outstanding as of December 31, 2022 as reflected in the Company’s Form 20-F for the fiscal year ended December 31, 2022 filed with the U.S. Securities and Exchange Commission on April 28, 2023.

The information required by Items 4(a) – (c) is set forth in Rows 5-11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

Reporting Persons do not directly own any Common Stock.  Pursuant to investment agreements with the Funds, the Investment Managers maintain voting and dispositive power with respect to the securities held by the Funds.  Mr. Ache controls the Investment Managers.  Under the rules promulgated by the Securities and Exchange Commission, the Reporting Persons may be deemed to beneficially own the Common Stock.  Each Reporting Person hereby disclaims beneficial ownership of the securities covered by this statement.

Item 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.

Item 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

The business of Investment Managers is the rendering of financial services and as such they provide discretionary investment advisory services to each of the Funds. In such capacity, the Investment Managers have the power to make decisions regarding the voting and disposition of the Common Stock. Under the rules promulgated by the Securities and Exchange Commission, the Investment Managers and their control person (Mr. Ache) may be considered “beneficial owners” of securities acquired by the Funds.  The Reporting Persons have the right to receive the proceeds from the sale of, or the power to direct the receipt of distributions from, the Common Stock reported in this Schedule 13G/A.

Item 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

Not applicable.

Item 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

Item 9	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

Item 10	CERTIFICATION:

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE:  January 5, 2024

SQUADRA INVESTMENTS - GESTAO DE RECURSOS LTDA.

By:	/s/ Luis Felipe Stern
Name: Luis Felipe Stern
Title: Chief Operating Officer

SQUADRA INVESTIMENTOS - GESTAO DE RECURSOS LTDA.

By:	/s/ Luis Felipe Stern
Name: Luis Felipe Stern
Title: Chief Operating Officer

/s/ GUILHERME MEXIAS ACHE
GUILHERME MEXIAS ACHE